Exhibit 8.1

Plymouth Rock Technologies Inc.
List of Subsidiaries

Subsidiaries	Jurisdiction of Incorporation	Percentage of Ownership
Plymouth Rock Technologies Inc.	Delaware	100%
Plymouth Rock Technologies Inc.	England and Wales	100%
Tetra Drones Ltd.	England and Wales	100%